Acquire Skills and Knowledge Education Inc.
Statements of Changes in Shareholders' Deficit
From June 11, 2019 (Inception) to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, June 11, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	690,000	6,900			6,900
Net loss				(10,051)	(10,051)
Balance, December 31, 2019	690,000	6,900	-	(10,051)	(3,151)
Issuance of Reg CF shares	3,752	38	8,484		8,522
Net loss				(6,561)	(6,561)
Balance, December 31, 2020	693,752	$ 6,938	$ 8,484	$ (16,612)	$ (1,190)